Exhibit 99.2

Banco Espírito Santo, S.A.
Public Traded Company
Corporate Registration no. 500 852 367
Registered Share Capital: 1,500,000,000.00 euros
Mat. No. 1,607 CRCL
Avenida da Liberdade, no 195, 1250-142 Lisboa

INFORMATION

The Board of Directors of Banco Espírito Santo at its meeting held today, approved the merger of Espírito Santo Dealer, Sociedade Financeira de Corretagem with Banco Espírito Santo de Investimento, ("BES Investimento") Bes Group's investment bank.

BES Investimento will purchase from Banco Espírito Santo and ESSI SGPS ( a company held by BES Investimento) their stakes of 57% and 43% respectively, in Espírito Santo Dealer's capital of 3,500,000 euros .

The objective of this merger is to optimize the resources of both entities, as well as to endow the brokerage business of the BES Group with more adequate means to operate on the pan-European trading platform – Euronext.

To this end, BES Investimento will assume the role of Trading Member firm, operating directly in the four markets integrating the Euronext – Lisbon, Paris, Amsterdam and Brussels and Banco Espírito Santo will act as General Clearing Member, providing its clients with an integrated offer of securities services .

This operation is subject to approval by the relevant authorities.

Lisbon, 30 May 2003